[LETTERHEAD OF CCHBC]

                                                                                                                                                January 31, 2006

Mr. Michael Moran,
        Accounting Branch Chief,
                Division of Corporation Finance,
                        Securities and Exchange Commission,
                                100 F Street, N.E.,
                                        Washington, D.C. 20549.

Re:          Coca-Cola Hellenic Bottling Company S.A
                Form 20-F for Fiscal Year Ended December 31, 2004
                Filed June 30, 2005,
                File No. 001-31466 (“2004 Form 20-F”)

Dear Mr. Moran:

                                Thank you for your letter dated December 30, 2005 (the “Comment Letter”).  As previously indicated in my letter dated January 12, 2006, we did not receive your letter until January 11, 2006, and we have endeavored to respond as promptly as practicable.

                                We note that the Staff has provided one comment on the above-referenced filing.  As this comment has a number of sub-parts, to facilitate the Staff’s review we have reproduced in this letter excerpts from the Comment Letter in italicized text and have furnished CCHBC’s responses immediately following the corresponding portion of the Comment Letter.  Capitalized terms used but not defined in this letter have the meanings assigned to them in the 2004 Form 20-F.

                                CCHBC’s original registration under Section 12(b) of the Securities Exchange Act of 1934 was declared effective on October 8, 2002.  Amendment No. 1 to CCHBC’s Registration Statement on Form 20-F, as declared effective on October 8, 2002, is herein referred to as the “Original Form 20-F”.  The presentation of Cash Operating Profit as an additional non-GAAP measure of financial performance was discussed at some length with the Accounting Staff of the Division of Corporation Finance prior to the filing of the Original Form 20-F.  If it would be helpful to further assist the Staff, we would be pleased to furnish copies of the correspondence with the Staff from 2002.

Comment Letter dated December 30, 2005

General

1.                                      We note that you repeatedly disclose cash operating profit, or COP, citing it as a measure that is both useful and frequently used by analysts and investors.  For each instance where you continue to publicly disclose non-GAAP financial measures you are required to include the following:

•                  A presentation of equal or greater prominence of the most directly comparable U.S. GAAP financial measure;

For the reasons stated below, CCHBC believes that Net Income and Operating Profit are the U.S. GAAP financial measures most directly comparable to Cash Operating Profit.  CCHBC respectfully submits that in each portion of the 2004 Form 20-F where CCHBC presents Cash Operating Profit, CCHBC also presents either Net Income or Operating Profit with equal or greater prominence.  See 2004 Form 20-F, pages 6, 56-57, 72-73, 77-78, 80-81, 82-88, F-43-F-44.

•                  A reconciliation of the non-GAAP financial measure to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP;

In the Selected Financial Data Table on page 6 of the 2004 Form 20-F, CCHBC has provided a reconciliation of Net Income to Cash Operating Profit with Operating Profit as a sub-total in the reconciliation.  This reconciliation conforms to the presentation specifically requested by the Staff in the Original Form 20-F.  See Letter, dated August 20, 2002, from H. Christopher Owings, Assistant Director, Division of Corporation Finance, to Irial Finan, Managing Director of CCHBC, page 2, comment 4:  “As previously requested in comment 13, please reconcile on pages 10 and 30 from net income to cash operating profit for each period presented with operating income as a subtotal in the reconciliation.”

•                  A statement disclosing the reasons why management believes the presentation of  non-GAAP financial measure provides useful information to investors; and

In the introduction to “Selected Financial Data” on page 5 of the 2004 Form 20-F, CCHBC states:  “We believe that COP is useful to investors as a measure of operating performance because it reflects the underlying operating cash costs by eliminating depreciation and amortization of intangible assets.  In addition, we believe that COP is a measure commonly used by analysts and investors in our industry and that current shareholders and potential investors in our company use multiples of COP in making investment decisions about our company.”  Substantially the same text is repeated in “Operating and Financial Review and Prospects — Key Financial Results — COP” at pages 56-57.  CCHBC respectfully submits that this text discloses why management believes the presentation of Cash Operating Profit provides useful information to investors.

•                  To the extent material, disclose the additional purposes that COP serves management, if applicable.

In “Operating and Financial Review and Prospects — Reporting Segments — Year ended December 31, 2004 compared to year ended December 31, 2003” at page 82 of the 2004 Form 20-F, CCHBC discloses that, “Internally, our management uses COP as the main measure in order to allocate resources and evaluate the performance of each of our business segments.”  Similarly, in “Notes to Consolidated Financial Statements — Note 14. Segment Information” at page F-43 CCHBC states:  “The Company evaluates performance and allocates resources primarily based on COP.”  CCHBC believes that this disclosure is responsive to this portion of the Staff’s comment.

Also, please tell us how you determined that COP is most directly comparable to net income rather than cash flows from operating activities calculated in accordance with U.S. GAAP.  We would view a non-GAAP financial measure of funds generated from operation or liquidity to be directly comparable to amounts from the statement of cash flows.  See Item 10(e) of Regulation SK and SEC Release No 33-8176.  In your response please show us what your revised disclosure will look like or confirm with us that you will not disclose non-GAAP financial measures in future filings.

As noted above, the determination to reconcile Cash Operating Profit to Net Income was made at the specific request of the Staff.  By way of background, in its initial confidential submission to the Staff, CCHBC included a non-GAAP financial measure which it referred to as “EBITDA”.  In its comment letter dated August 14, 2002, the Staff objected to this terminology since the non-GAAP measure in question included reconciling items other than interest, income taxes, depreciation and amortization.  See Letter, dated August 14, 2002, from H. Christopher Owings to Irial Finan, page 4, comment 12.  In the same letter, the Staff also requested that this non-GAAP measure be reconciled to Net Income.  Id., comment 13.  In response to the comments, CCHBC re-titled the non-GAAP measure as “Cash Operating Profit” and provided a reconciliation of Cash Operating Profit to Operating Profit.  See Letter, dated August 21, 2002, from George H. White to H. Christopher Owings, page10, comments 12 and 13.  In its comment letter dated August 30, 2002, the Staff accepted the change in terminology but reiterated its insistence on the reconciliation to Net Income.  The Staff did allow CCHBC to present Operating Profit as a subtotal in the reconciliation table, thereby permitting readers to understand the relationship of Cash Operating Profit to both Net Income and Operating Profit.  See Letter, dated August 3, 2002 from H. Christopher Owings to Irial Finan, page 2 comment 4.

While it is always the prerogative of the Staff to change its position on matters of disclosure, CCHBC concurs in the original determination of the Staff that Cash Operating Profit is most directly comparable to Net Income rather than Cash Flows from Operating Activities.

Cash Operating Profit also provides investors and analysts with an additional metric to understand our operating margin trends by allowing them to consider operating performance excluding depreciation which is charged against operating income on a conventional linear basis.

We do not use Cash Operating Profit either internally or as part of our liquidity discussion under Item 5, Operating Financial Review and Prospects, as a cash flow measure, nor are we aware that investors or analysts consider Cash Operating Profit in such context. Instead, we focus on a number of other financial measures which together provide a more complete picture of our actual cash position. One of these measures is Cash from Operating Activities which differs from Cash Operating Profit by taking into account payments for tax and interest and the movement in working capital.

Presentation of Cash Operating Profit facilitates the comparability of our financial performance under US GAAP during the period from fiscal 2000 to 2004, because Cash Operating Profit was not affected by the recent changes in the accounting policy for the amortization of infinite lived intangible assets from a requirement to amortize over a maximum period of 40 years to the elimination of such a requirement and its replacement with an annual impairment review. Further, Cash Operating Profit enhances the comparability of our results to those of our peer group companies, a number of which publish their results under different accounting standards. Under IFRS for example, until recently infinite lived intangible assets had to be amortized.

                                We hope that the foregoing is appropriately responsive to your comment.

                                We hereby acknowledge that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defuse in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments, please contact the undersigned by telephone at +30 (210) 618 3137 or by facsimile at: +30 (210) 618 3378.

                                                                                Yours sincerely,

                                                                                        /s/Jan Gustavsson

                                                                                        Jan Gustavsson
                                                                                        General Counsel and
                                                                                        Company Secretary